UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: April 15, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated April 15, 2011, entitled “Appointment and Resignation of Chairman and Non-Executive Director”.
99.2	Press release dated April 15, 2011, entitled “CNOOC Limited Announces Wang Yilin as New Chairman”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

APPOINTMENT AND RESIGNATION OF CHAIRMAN
AND NON-EXECUTIVE DIRECTOR

The Board is pleased to announce that Mr. Wang Yilin has been appointed as Chairman of the Board and non-executive director of the Company with effect from 15 April 2011.

The Board also announces that Mr. Fu Chengyu has resigned as Chairman of the Board and non-executive director of the Company on 15 April 2011.

Appointment of chairman and non-executive director

The board of directors (the “Board”) of CNOOC Limited (the “Company”) is pleased to announce that Mr. Wang Yilin (“Mr. Wang”) has been appointed as Chairman of the Board and non-executive director of the Company with effect from 15 April 2011.

Wang Yilin
Born in 1956, Mr Wang is a professor-level senior engineer. He graduated from China University of Petroleum majoring in petroleum geology and exploration and received a doctorate degree. He has nearly 30 years of working experience in China’s oil and gas industry. From June 1996 to September 1999, Mr. Wang served as the deputy director and chief exploration geologist of Xinjiang Petroleum Administration Bureau. From September 1999 to May 2004, he served as the general manager of Xinjiang Oilfield Company. From June 2001 to May 2004, he served as the senior executive of Xinjiang Petroleum Administration Bureau. From July to December 2003, he served as the Assistant to General Manager of China National Petroleum Corporation (“CNPC”). From December 2003 to April 2011, he served as the Deputy General Manager of CNPC. From July 2004 to July 2007, he also served as the safety director of CNPC. From November 2005 to 14 April 2011, he served as a Director of PetroChina Company Limited, a company listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange respectively. Since 8 April 2011, Mr. Wang serves as Chairman of China National Offshore Oil Corporation. Mr. Wang was appointed as Chairman and Non-executive Director of the Company with effect from 15 April 2011.

Under the service agreement between the Company and Mr. Wang, Mr. Wang’s emolument comprise of an annual director’s fee of HK$950,000 before Hong Kong tax. The emolument of Mr. Wang was determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Wang’s appointment continues for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination. Mr. Wang is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company, and is expected to be subject to re-election at the coming Annual General Meeting.

As at the date of this announcement, save as disclosed above, Mr. Wang has not held any other directorship in any listed public companies in the last three years and does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Future Ordinance.

Save as aforesaid, Mr. Wang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) – 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Stock Exchange”), nor are there any other matters to be brought to the attention of the shareholders of the Company.

Resignation of Chairman and non-executive director

The Board also announces that Mr. Fu Chengyu ("Mr. Fu") has resigned as Chairman of the Board and non-executive director of the Company on 15 April 2011. Mr. Fu confirmed that he has no disagreement with the Board in any respects and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company or the Stock Exchange.

Taking this opportunity, the Board would like to welcome Mr. Wang on his appointment and to express its appreciation and gratitude to Mr. Fu for his contribution and services to the Company.

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, 15 April 2011

As at the date of this announcement, the Board comprises the following:

Executive Directors Yang Hua (Vice Chairman) Li Fanrong Wu Guangqi Non-executive Directors Wang Yilin (Chairman) Zhou Shouwei Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

Exhibit 99.2

For Immediate Release

CNOOC Limited Announces Wang Yilin as New Chairman

(Hong Kong, April 15, 2011) – The Board of Directors (“the Board”) of CNOOC Limited (the “Company", NYSE: CEO, SEHK: 0883) announced today that, Mr. Fu Chengyu has resigned as Chairman of the Board and non-executive director of the Company. Mr. Wang Yilin has been appointed as new Chairman of the Board and non-executive director of the Company. The aforementioned changes become effective from today.

Mr. Wang Yilin, the newly appointed Chairman of the Company commented, “With joint efforts of the Board, the management team and the entire staff, CNOOC Limited has grown into an outstanding company. In this new role, I will fulfill my duty with my best endeavor, to enhance the company’s capability of value creation and sustainable growth. Meanwhile, on behalf the Board, I would like to thank Mr. Fu for his exceptional contribution to the development of CNOOC Limited.”

Mr.Yang Hua, the Vice Chairman and CEO of the Company said, “Mr. Wang Yilin has abundant experiences in the oil and gas industry in China. With his leadership we will work more closely together to bring more value to our shareholders.”

Wang Yilin
Born in 1956, Mr Wang is a professor-level senior engineer. He graduated from China University of Petroleum majoring in petroleum geology and exploration and received a doctorate degree. He has nearly 30 years of working experience in China’s oil and gas industry. From June 1996 to September 1999, Mr. Wang served as the deputy director and chief exploration geologist of Xinjiang Petroleum Administration Bureau. From September 1999 to May 2004, he served as the general manager of Xinjiang Oilfield Company. From June 2001 to May 2004, he served as the senior executive of Xinjiang Petroleum Administration Bureau. From July to December 2003, he served as the Assistant to General Manager of China National Petroleum Corporation (“CNPC”). From December 2003 to April 2011, he served as the Deputy General Manager of CNPC. From July 2004 to July 2007, he also served as the safety director of CNPC. From November 2005 to 14 April 2011, he served as a Director of PetroChina Company Limited, a company listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange respectively. Since 8 April 2011, Mr. Wang serves as Chairman of China National Offshore Oil Corporation. Mr. Wang was appointed as Chairman and Non-executive Director of the Company with effect from 15 April 2011.

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
*** *** *** ***
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations. For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2009 Annual Report on Form 20-F filed on April 23, 2010.
*** *** *** ***

For further enquiries, please contact:
Mr. Jiang Yongzhi
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1731
Fax: +86-10-8452-1441
E-mail: jiangyzh2@cnooc.com.cn

Ms. Ding Jianchun
Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-2973
Fax: +86-10-8452-1441
E-mail: dingjch@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: sharon.fung@knprhk.com